UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          EMISPHERE TECHNOLOGIES, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    291345106
                                    ---------
                                 (CUSIP Number)

                                 March 31, 2005
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. 291345106                                            Page 2 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MHR CAPITAL PARTNERS LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                              a. [ ]
                                              b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5        Sole Voting Power
 Number of                              3,680,123
  Shares
Beneficially          6        Shared Voting Power
  Owned By                              0
   Each
 Reporting            7        Sole Dispositive Power
   Person                               3,680,123
   With
                      8        Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           3,680,123

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [X]

11       Percent of Class Represented By Amount in Row (9)

                           15.32%

12       Type of Reporting Person (See Instructions)

                           PN

                                  SCHEDULE 13G

CUSIP No. 291345106                                            Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MHR ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                              a. [ ]
                                              b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5        Sole Voting Power
 Number of                              4,187,501
  Shares
Beneficially          6        Shared Voting Power
  Owned By                              0
   Each
 Reporting            7        Sole Dispositive Power
   Person                               4,187,501
   With
                      8        Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           4,187,501

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [ ]

11       Percent of Class Represented By Amount in Row (9)

                           17.35%

12       Type of Reporting Person (See Instructions)

                           OO

                                  SCHEDULE 13G

CUSIP No. 291345106                                            Page 4 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                              a. [ ]
                                              b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5        Sole Voting Power
 Number of                              4,187,501
  Shares
Beneficially          6        Shared Voting Power
  Owned By                              0
   Each
 Reporting            7        Sole Dispositive Power
   Person                               4,187,501
   With
                      8        Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           4,187,501

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [ ]

11       Percent of Class Represented By Amount in Row (9)

                           17.35%

12       Type of Reporting Person (See Instructions)

                           IA

                                                              Page 5 of 10 Pages


Item 1(a)         Name of Issuer:

                  Emisphere Technologies, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  765 Old Saw Mill River Road, Tarrytown, New York 10591

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   MHR Capital Partners LP ("Capital Partners");

                  ii)  MHR Advisors LLC ("Advisors"); and

                  iii) Mark H. Rachesky, M.D. ("Dr. Rachesky").

                  This Statement relates to securities held for the accounts of each of Capital Partners and MHR Capital Partners (100) LP, a Delaware limited partnership ("Capital Partners (100)"). Advisors is the general partner of each of Capital Partners and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Capital Partners and Capital Partners (100). Dr. Rachesky is the managing member of Advisors and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Capital Partners and Capital Partners (100).

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Capital Partners, Advisors and Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York 10019.

Item 2(c)         Citizenship:

                  i)   Capital Partners is a Delaware limited partnership;

                  ii)  Advisors is a Delaware limited liability company; and

                  iii) Dr. Rachesky is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e)         CUSIP Number:

                  291345106

                                                              Page 6 of 10 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the date hereof,

                  i) Capital Partners may be deemed to be the beneficial owner of 3,680,123 Shares. This number consists of 2,856,736 Shares held for the account of Capital Partners and 823,387 Shares issuable upon the exercise of warrants held for the account of Capital Partners.

                  ii) Each of Advisors and Dr. Rachesky may be deemed to be the beneficial owner of an aggregate of 4,187,501 Shares held for the accounts of each of Capital Partners and Capital Partners (100). This number consists of A) 2,856,736 Shares held for the account of Capital Partners, B) 823,387 Shares issuable upon the exercise of warrants held for the account of Capital Partners,
C) 393,264 Shares held for the account of Capital Partners (100), and D) 114,114 Shares issuable upon the exercise of warrants held for the account of Capital Partners (100).

Item 4(b)         Percent of Class:

                  The percentages set forth below are calculated based on the assumption that the Issuer has approximately 23,201,522 Shares of common stock issued and outstanding as of the date hereof.

                  i) The number of Shares of which each of Capital Partners may be deemed to be the beneficial owner constitutes approximately 15.32% of the total number of Shares outstanding.

                  ii) The number of Shares of which each of Advisors and Dr. Rachesky may be deemed to be the beneficial owner constitutes approximately 17.35% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

         Capital Partners
         ----------------
         (i)       Sole power to vote or direct the vote:              3,680,123

         (ii)      Shared power to vote or to direct the vote:                 0

         (iii)     Sole power to dispose or to direct the
                   disposition of:                                     3,680,123

         (iv)      Shared power to dispose or to direct the
                   disposition of:                                             0

         Advisors
         --------
         (i)       Sole power to vote or direct the vote:              4,187,501

         (ii)      Shared power to vote or to direct the vote:                 0

         (iii)     Sole power to dispose or to direct the
                   disposition of:                                     4,187,501

         (iv)      Shared power to dispose or to direct the
                   disposition of:                                             0

                                                              Page 7 of 10 Pages


         Dr. Rachesky
         ------------
         (i)       Sole power to vote or direct the vote:              4,187,501

         (ii)      Shared power to vote or to direct the vote:                 0

         (iii)     Sole power to dispose or to direct the
                   disposition of:                                     4,187,501

         (iv)      Shared power to dispose or to direct the
                   disposition of:                                             0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The partners of each of Capital  Partners and Capital Partners
(100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of each of Capital Partners and Capital Partners (100) in accordance with their respective ownership interests in Capital Partners and Capital Partners (100).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 8 of 10 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 8, 2005                          MHR CAPITAL PARTNERS LP

                                              By:   MHR Advisors LLC,
                                                    its General Partner

                                              By:   /s/ Hal Goldstein
                                                    ----------------------------
                                                    Hal Goldstein,
                                                    Vice President


                                              MHR ADVISORS LLC

                                              By:   /s/ Hal Goldstein
                                                    ----------------------------
                                                    Hal Goldstein
                                                    Vice President


                                              MARK H. RACHESKY, M.D.


                                              By:   /s/ Mark H. Rachesky, M.D.
                                                    ----------------------------

                                                              Page 9 of 10 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.      Joint Filing Agreement, dated as of April 8, 2005, by
        and among MHR Capital Partners LP, MHR Advisors LLC
        and Mark H. Rachesky, M.D.............................                10

                                                             Page 10 of 10 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that this Initial Statement on Schedule 13G with respect to the common stock of Emisphere Technologies, Inc., dated as of April 8, 2005, is, and any amendments thereto (including amendments on Schedule
13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  April 8, 2005                          MHR CAPITAL PARTNERS LP

                                              By:   MHR Advisors LLC,
                                                    its General Partner

                                              By:   /s/ Hal Goldstein
                                                    ----------------------------
                                                    Hal Goldstein,
                                                    Vice President


                                              MHR ADVISORS LLC

                                              By:   /s/ Hal Goldstein
                                                    ----------------------------
                                                    Hal Goldstein
                                                    Vice President


                                              MARK H. RACHESKY, M.D.


                                              By:   /s/ Mark H. Rachesky, M.D.
                                                    ----------------------------